UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 9, 2021

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis provides update on Phase III study evaluating canakinumab (ACZ885) as second or third-line treatment in combination with chemotherapy in non-small cell lung cancer

•	Phase III CANOPY-2 trial did not meet primary endpoint of overall survival in patients with advanced or metastatic non-small cell lung cancer whose cancer progressed while on or after previous treatments[1]

•	Canakinumab development program continues; two Phase III non-small cell lung cancer clinical trials are ongoing in first-line and adjuvant settings[2,3]

•	The CANOPY clinical trial program is designed to help answer critical questions about the role of interleukin-1 beta (IL-1β) in pro-tumor inflammation in lung cancer, with multiple clinical trials investigating canakinumab in different stages of disease using distinct treatment combinations2-5

Basel, March 9, 2021 — Novartis announced today the Phase III CANOPY-2 study evaluating canakinumab (ACZ885), an inhibitor of interleukin-1beta (IL-1β), in combination with the chemotherapy agent docetaxel, did not meet its primary endpoint of overall survival (OS)1. The trial was conducted among 237 adults with locally advanced or metastatic non-small cell lung cancer (NSCLC) whose disease progressed while on or after previous platinum-based chemotherapy and PD-(L)1 inhibitor immunotherapy4. Two Phase III CANOPY trials continue, evaluating canakinumab in first-line and adjuvant settings2,3. Novartis and CANOPY-2 investigators will analyze the study data and are expected to submit its findings for presentation at an upcoming medical meeting.

“While results from the CANOPY-2 trial are not what we hoped for in patients with advanced or metastatic non-small cell lung cancer who have been treated with other lines of therapy, these data give us valuable insights into IL-1β inhibition,” said John Tsai, MD, Head of Global Drug Development and Chief Medical Officer at Novartis. “Ongoing Phase III studies in non-small cell lung cancer continue, evaluating canakinumab in earlier treatment settings. We sincerely thank the patients and clinical investigators involved in the CANOPY-2 study for their partnership.”

CANOPY-1, a Phase III study evaluating canakinumab in combination with immunotherapy and chemotherapy, is expected to report final results before the end of the year2. CANOPY-A, another Phase III study, is investigating canakinumab as an adjuvant therapy and has enrolled more than 950 patients to date and is expected to enroll a total of 1,500 patients3.

About canakinumab (ACZ885)

Canakinumab is a human monoclonal antibody that binds with high affinity and selectivity to human interleukin-1beta (IL-1β)6,7 and neutralizes IL-1β activity by blocking its interaction with its receptors8. By neutralizing IL-1β, preliminary evidence suggests that canakinumab inhibits pro-tumor inflammation (PTI) to 1) enhance anti-tumor immune response; 2) reduce tumor cell proliferation, survival and invasiveness; and 3) impair angiogenesis8. Pro-tumor inflammation enables tumor development by driving cancer-causing processes and by suppressing anti-tumor immune responses9,10. Canakinumab is a first-in-class interleukin-1beta (IL-1β) inhibitor of PTI in non-small cell lung cancer10.

About the CANOPY program

Novartis launched the CANOPY study program after observing significantly lower than expected rates of lung cancer mortality among patients in the Phase III cardiovascular CANTOS trial. The CANTOS trial evaluated canakinumab as a secondary prevention measure for cardiovascular events in patients following a heart attack (CRP≥2 mg/L)8,9. Patients in the CANTOS trial were also at high risk for inflammatory cancers, like lung cancer, due to advanced age, smoking history and other clinical risk factors8,9. Based on these findings, Novartis launched three, large-scale, randomized, Phase III clinical trials and a Phase II clinical trial to investigate canakinumab as a potential treatment option in non-small cell lung cancer (NSCLC).

•	CANOPY-1 (NCT03631199) is a Phase III trial evaluating canakinumab as a first-line treatment for locally advanced or metastatic NSCLC in combination with pembrolizumab and platinum-based doublet chemotherapy[2]
•	CANOPY-2 (NCT03626545) is a Phase III trial investigating the role of canakinumab in combination with the chemotherapy agent docetaxel in second or third-line therapy versus docetaxel alone in NSCLC. Part 1 of the CANOPY-2 trial – a safety run-in study to determine the appropriate dosage, was previously presented at ASCO 2019. Part 2 of the trial, reported today, evaluated overall survival (OS)[4]
•	CANOPY-A (NCT03447769) is a Phase III trial studying canakinumab in the adjuvant setting, following surgical resection and cisplatin-based chemotherapy. The adjuvant study is designed to determine if treatment with canakinumab can prevent cancer relapse[3]
•	CANOPY-N (NCT03968419) is a non-registrational Phase II neoadjuvant trial evaluating canakinumab in combination with pembrolizumab among patients with resectable NSCLC prior to their planned surgery[5]

Novartis and Lung Cancer

Lung cancer is the most common cancer worldwide, accounting for more than 2 million new cases diagnosed each year11. There are two main types of lung cancer – small cell lung cancer (SCLC) and non-small cell lung cancer (NSCLC)12. NSCLC accounts for approximately 85% of lung cancer diagnoses, resulting in nearly 1.7 million new cases each year11,13. Currently, the five-year survival rate for lung cancer is less than 20%14, decreasing further when the disease is diagnosed at later stages15. The majority of people with NSCLC are diagnosed with advanced or Stage III or IV disease16, and treatment options are limited for people with lung cancer who experience cancer growth or progression while on standard of care treatments17-19. More people die of lung cancer every year than any other cancer type11. Novartis is committed to developing best-in-class treatments for lung cancer patients around the world. With a focus on both targeted, personalized medicine and the role of newer, immuno-oncology therapies, the lung cancer drug development program at Novartis is among the most robust in the industry. With research activities informed by long-term relationships with leading lung cancer thought leaders and patient advocates, Novartis is focused on reimagining the treatment of lung cancer.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “potentially,” “can,” “will,” “expected,” “committed,” “evaluating,” “continue,” “ongoing,” “approximately,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for canakinumab, either alone or in combination with docetaxel or pembrolizumab, or regarding potential future revenues from canakinumab, either alone or in combination with docetaxel or pembrolizumab. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that canakinumab, either alone or in combination with docetaxel or pembrolizumab will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that canakinumab, either alone or in combination with docetaxel or pembrolizumab, separately or in combination, will be commercially successful in the future. In particular, our expectations regarding such products could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at https://twitter.com/novartisnews

For Novartis multimedia content, please visit https://www.novartis.com/news/media-library

For questions about the site or required registration, please contact media.relations@novartis.com

References

1.	Novartis Data on File
2.	ClinicalTrials.gov. Study of Efficacy and Safety of Pembrolizumab Plus Platinum-based Doublet Chemotherapy With or Without Canakinumab in Previously Untreated Locally Advanced or Metastatic Non-squamous and Squamous NSCLC Subjects (CANOPY-1). Available at: https://clinicaltrials.gov/ct2/show/NCT03631199. Accessed on February 9, 2021.
3.	ClinicalTrials.gov. Brief Title: Study of Efficacy and Safety of Canakinumab as Adjuvant Therapy in Adult Subjects With Stages AJCC/UICC v. 8 II-IIIA and IIIB (T>5cm N2) Completely Resected Non-small Cell Lung Cancer Acronym: CANOPY-A (Canopy-A). Available at: https://www.clinicaltrials.gov/ct2/show/NCT03447769. Accessed on February 9, 2021.
4.	ClinicalTrials.gov. Phase III Study Evaluating Efficacy and Safety of Canakinumab in Combination With Docetaxel in Adult Subjects With Non-small Cell Lung Cancers as a Second or Third Line Therapy (CANOPY-2). Available at: https://clinicaltrials.gov/ct2/show/NCT03626545. Accessed on February 9, 2021.
5.	ClinicalTrials.gov. A Randomized, Open-label, Phase II Study of Canakinumab or Pembrolizumab as Monotherapy or in Combination as Neoadjuvant Therapy in Subjects With Resectable Non-small Cell Lung Cancer (CANOPY-N). Available at: https://clinicaltrials.gov/ct2/show/NCT03968419. Accessed on February 9, 2021.
6.	Dhimolea E, mAbs 2010;2:3–13; 3. Ilaris [Prescribing Information T2016-102].
7.	Rondeau JM, Ramage P, Zurini M, Gram H. The molecular mode of action and species specificity of canakinumab, a human monoclonal antibody neutralizing IL-1β. MAbs. 2015;7(6):1151-1160.
8.	Novartis data on file: Clinical Trial Protocol CACZ885M2301.
9.	Ridker PM, Thuren T, Zalewski A, et al. Interleukin-1β inhibition and the prevention of recurrent cardiovascular events: rationale and design of the Canakinumab Anti-inflammatory Thrombosis Outcomes Study (CANTOS). Am Heart J. 2011;162:597–605.
10.	Lu H, Ouyang W, Huang C. Inflammation, a key event in cancer development. Mol Cancer Res. 2006;4(4):221-233.
11.	World Health Organization. Cancer. Available at: https://www.who.int/news-room/fact- sheets/detail/cancer. Accessed on February 9, 2021.
12.	Lemjabbar-Alaoui H, Hassan O, Yang UW, et al. Lung cancer: biology and treatment options. Biochim Biophys Acta. 2015. 1856(2):189-210.

13.	American Cancer Society. About Lung Cancer. Available at https://www.cancer.org/cancer/non- small-cell-lung-cancer/about/what-is-non-small-cell-lung-cancer.html. Accessed February 9, 2021.
14.	Siegel R, Miller K, Jemal A. Cancer statistics, 2020. CA Cancer J Clin. 2020;70(1):7-30.
15.	Rami-Porta R, Asamura H, Traves W, et al. Lung cancer – major changes in the American Joint Committee on Cancer eight edition cancer staging manual. CA Cancer J Clin. 2017;67:138.
16.	Mascaux C, Tomasini P, Greillier L, et al. Personalised medicine for non-small cell lung cancer. Eur Respir Rev. 2017;26:170066.
17.	National Comprehensive Cancer Network Guidelines. Non-small cell lung cancer. Version 3. 2020.
18.	Sandler A, Gray R, Perry M, et al. Paclitaxel-carboplatin alone or with bevacizumab for non-small cell lung cancer. New Engl J Med. 2006; 355: 2452-2550.
19.	Gadgeel S, Rodriguez-Abreu D, Speranza G, et al. Updated analysis from KEYNOTE-189: pembrolizumab or placebo plus pemetrexed and platinum for previously untreated metastatic nonsquamous non-small cell lung cancer. J Clin Oncol. 2020; 38:1505-1517.

# # #

Novartis Media Relations

E-mail: media.relations@novartis.com

Anja von Treskow Director, Strategy & Financial Communications +41 79 392 8697 (mobile) anja.von_treskow@novartis.com	Mary Curtin Creaser Director, Global Oncology Communications, Solid Tumors +1 862 345-4102 (mobile) mary.curtin_creaser@novartis.com

Julie Masow Novartis US External Communications +1 862 579 8456 julie.masow@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah Thomas Hungerbuehler Isabella Zinck	+41 61 324 7944 +41 61 324 8425 +41 61 324 7188	Sloan Simpson	+1 862 778 5052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 9, 2021	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting